Articles of Incorporation



A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:09 PM 02/11/2021
FILED 07:09 PM 02/11/2021
SR 20210428568 - File Number 5081323

ARTICLE I.

The name of this Corporation is PANHWAR JET INC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 206, Middletown DE 19709. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The total number of shares of common stock that the corporation shall be authorized to issue is 50000 at $1 par value.

ARTICLE IV.

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE V.

The name and mailing address of the incorporator is Lovette Dobson at 17350 State Hwy 249 #220, Houston, TX 77064.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

Dated: February 11th, 2021



Lovette Dobson, Incorporator